October 21, 2008

VIA EDGAR AND BY HAND

Mr. Michael McTiernan

Mr. Phil Rothenberg

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ProShares Trust II (formerly Commodities & Currencies Trust)
Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
Reg. No. 333-146801

Dear Mr. McTiernan:

On behalf of our client, ProShares Trust II (formerly Commodities & Currencies Trust, the “Registrant”), a Delaware statutory trust, we submit Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) on Form S-1 (Reg. No. 333-146801). In addition to general updates, such as the inclusion of unaudited financial statements for the period ended September 30, 2008, the purpose of this filing is to finalize Plan of Distribution disclosures as discussed during our recent telephone conversations with you, Ms. Garnett and Mr. Rothenberg. We have been advised by the Registrant that one initial Authorized Participant is expected to purchase initial Creation Units for all of the Funds. Initial pricing per Share has been made a consistent $25.00 per Share, with Creation Units continuing to comprise 50,000 Shares. The maximum aggregate offering price per Fund has not changed, however, the Registrant will not at this time be offering Shares of the Ultra DJ-AIG Agriculture Fund or the ProShares UltraShort DJ-AIG Agriculture Fund, so the combined offering amount has decreased by $2 billion.

We have enclosed with this letter both a clean and a marked copy of Amendment No. 4, which was filed today by the Registrant via EDGAR, reflecting all changes to the Registration Statement.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Anthony A. Lopez III, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375) and to Barry I. Pershkow, Esq. c/o ProShare Capital Management LLC, 7501 Wisconsin Avenue, Suite 1000 – East Tower, Bethesda, MD 20814 (fax: 240-497-6530).

Very truly yours,

/s/ Anthony A. Lopez III

Enclosures